DM

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

SE 18005699

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69626

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mulligan Investment Bankers, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1548 E. Ocean Blvd
(No. and Street)

Newport Beach (City) CA (State) 92661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Nicolette Denney 760 815-1817
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, Inc.
(Name – *if individual, state last, first, middle name*)

21320 Provincial Boulevard, Suite 100 (Address) Katy (City) TX (State) 77450 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian C. Mulligan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mulligan Investment Bankers, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

CEO

Title

Notary Public

JACOB PARTIDA
Notary Public - California
Orange County
Commission # 2186392
My Comm. Expires Mar 12, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Members
Mulligan Investment Bankers, LLC
466 Foothill Ste. 377
La Canada CA 91011

Opinion on The Financial Statements

We have audited the accompanying financial statements of Mulligan Investment Bankers, LLC (the "Company") as of December 31, 2017, the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, December 31, 2017, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

We have served as the Company's auditor since December 31, 2017.

Katy, TX 77450

February 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Mulligan Investment Bankers, LLC

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2017

Mulligan Investment Bankers, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	30,326
Prepaid expenses		1,466
Furniture and equipment net of accumulated depreciation of $681		3,405
Total assets	$	35,197

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	3,075
Total liabilities		3,075

Member's equity

Member's equity		32,122
Total member's equity		32,122
Total liabilities and member's equity	$	35,197

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Operations
For the Period Ended December 31, 2017

Revenues	
Interest Income	$ 8
Total revenues	8
Expenses	
Compliance expense	360
Professional expense	33,245
Regulatory fees	2,027
Other operating expenses	8,506
Total expenses	44,138
Net (loss) before income tax provision	(44,130)
Income tax provision	1,100
Net (loss)	$ (45,230)

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Changes in Member's Equity
For the Period Ended December 31, 2017

		Member's Equity
Balance at January 1, 2017	$	70,199
Member's contributions		7,153
Net (loss)		(45,230)
Balance at December 31, 2017	$	32,122

The accompanying notes are an integral part of these financial statements.

Mulligan Investment Bankers, LLC
Statement of Cash Flows
For the Period Ended December 31, 2017

Cash flow from operating activities:				
Net (loss)			$	(45,230)
Depreciation				681
Adjustments to reconcile net income (loss) to net				
Cash provided by (used in) operating activities:				
(Increase) decrease in assets:				
Prepaid expenses	$	1,995		
Increase (decrease) in liabilities:				
Accounts payable and accrued expenses		3,045		
Payable to related party		(131)		
Total adjustments				4,909
Net cash provided by (used in) operating activities				(39,640)
Net cash provided by (used in) in investing activities				-
Purchase of furniture and equipment		(4,086)		
Total net cash provided by (used in) investing activities				(4,086)
Cash flow from financing activities:				
Member's contributions		7,153		
Net cash provided by (used in) financing activities				7,153
Net increase (decrease) in cash				(36,573)
Cash at beginning of period				66,899
Cash at end of period			$	30,326
Supplemental disclosure of cash flow information:				
Cash paid during the period for:				
Interest	$	9		
Income taxes	$	1,100		

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of Business

Mulligan Investment Bankers, LLC ("Company") is a limited liability corporation ("LLC") formed on March 11, 2015 in the State of Delaware. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is wholly owned by the Brian and Victoria Mulligan Living Trust ("the Trust") and operates in Newport Beach, California.

The Company was approved to transact business as of February 24, 2016, and generated no revenue during its first year. The Company's ability to generate sufficient cash flows to meet its obligations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. The Company received an initial capital contribution from the owner to maintain ongoing operations for the first three years of operations.

The Company conducts the following types of business as a securities broker-dealer:

- Private Placements
- Mergers and Acquisitions
- Investment Banking
- Underwriter or Selling Group Participant (corporate securities other than mutual funds)
- Fairness Opinions

Note 2 – Significant Accounting Policies

Basis of Presentation –

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Mulligan Investment Bankers, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes - The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability

Note 2 – Significant Accounting Policies

for Federal Income Taxes is included in these financial statements. The Company is subject to a California limited liability company gross receipts fee, with a minimum annual fee of $800. The Company is subject to a Delaware limited liability company fee of $300. The total taxes paid by the Company in 2017 was $1,100.

Income Taxes -
The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2015 to the present, generally for three years after they are filed.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> **Level 2** inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> **Level 3** inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Note 3 - Fair Value (continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017,

Fair Value Measurements on a Recurring Basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Cash and equivalent	$30,326	$	$	$ 30,326

Note 4 – Related Party

At December 31, 2017, there was no money due to trust representing a reimbursement of expenses paid on behalf of the Company. It is possible that the terms of the related party's transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $27,251 which was $22,251 above its required net capital of $5,000. The Company's net capital ratio was .11 to 1.

Note 6 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 7 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for year ending December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 8 - Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs")

For the year ending December 31, 2017, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the ASU releases has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Mulligan Investment Bankers, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2017

Computation of net capital		
Member's equity	$ 32,122	
Total member's equity		$ 32,122
Less: Non-allowable assets		
Prepaid expenses	(1,466)	
Furniture and equipment net of accumulated depreciatio	(3,405)	
Total non-allowable assets		(4,871)
Net Capital		27,251
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3% percent of net aggregate indebtedness	$ 205	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 22,251
Ratio of aggregate indebtedness to net capital	0.11 : 1	

There was a no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2017.

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Net Capital Computed and Reported on FOCUS IIA as of December 31, 2017	$27,251
Adjustments	
Increase (Decrease) in Equity	-
(Increase) Decrease in Non-Allowable Assets	-
(Increase) Decrease in Securities Haircuts	-
(Increase) Decrease in Undue Concentration Charges	-
Net Capital per Audit	$27,251
Reconciled Difference	-

See independent auditor's report

Mulligan Investment Bankers, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Mulligan Investment Bankers, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

Mulligan Investment Bankers, LLC
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Mulligan Investment Bankers, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

BRYANT A. GAUDETTE, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(i)

Brian C. Mulligan
Mulligan Investment Bankers, LLC
466 Foothill Ste. 377
La Canada, CA 91011

Dear Brian C. Mulligan:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Mulligan Investment Bankers, LLC identified 15c3-3(k)(2)(i) as the provision under 17 C.F.R. § 15c3-3(k) under which Mulligan Investment Bankers, LLC claims exemption from 17 C.F.R. §240.15c3-3. Mulligan Investment Bankers, LLC stated that it has met the 15c3-3(k)(2)(i) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Mulligan Investment Bankers, LLC's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mulligan Investment Bankers, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX 77450

February 28, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

MULLIGAN INVESTMENTS BANKERS, LLC.
BRIAN MULLIGAN, 330 N. BRAND BLVD. STE. 235, GLENDALE, CA 91203
PHONE: 818 265 1805 • CELL: 626 823 6269 • BRI@MULLIGANINVESTMENTBANKERS.COM
MEMBER FINRA & SIPC

January 18, 2018

Bryant A. Gaudette

21320 Provincial Blvd., Suite 200

Katy, TX 77450

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Mulligan Investment Bankers, LLC,

1. Claims exemption **15c3-3(k)(2)(i)** from 15c3-3;

2. We have met the identified exemption from January 1, 2017 through December 31, 2017, without exception, unless, noted in number 3, below;

3. We have no exceptions to report this fiscal year.

Regards,

Brian C Mulligan

Brian Mulligan
2018
President /CEO

January 18, 2018